 Exhibit 99.1
SHL Telemedicine Ltd.
December 28, 2023
Dear Shareholder,
You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual General Meeting”, or the “Meeting”) of SHL Telemedicine Ltd. (“SHL” or the “Company”), to be held at SHL’s offices at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel on Thursday, February 8, 2024, at 5:00 p.m. Israel time.
At the Meeting, holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as our “shareholders,” will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). SHL’s board of directors unanimously recommends that you vote “FOR” such proposals.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting, as follows:
Shareholders holding ADSs.   Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form on how to vote from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees. You are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon.
Shareholders holding ordinary shares.   To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the form of voting ballot (the “Ballot”) available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy, if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.
We urge all of our shareholders to review our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2022, filed with the SEC on May 15, 2023, and our reports on Form 6-K furnished to the SEC, all of which are available on our website at www.shl-telemedicine.com or on the SEC’s website at www.sec.gov.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,
/s/ Yariv Alroy

Yariv Alroy
Co-Chairman of the Board of Directors

SHL TELEMEDICINE LTD.

Notice of Annual General Meeting of Shareholders
Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel
Tel: +972-3-561-2212

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Annual General Meeting”, or the “Meeting”) of shareholders of SHL Telemedicine Ltd. (“SHL” or the “Company”) will be held on Thursday, February 8, 2024, at 5:00 p.m. Israel time, at our offices at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. This Notice is furnished to holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as the “shareholders”.
The Meeting is being called for the following purposes:
1.
To amend our Articles of Association to increase the maximum number of directors who can serve on the Board at any one time from nine (9) to ten (10).

2.
To reelect our six current directors (excluding our two external directors, whose terms of office are not expiring at the Meeting and who are not up for reelection at the Meeting), each as a member of the board of directors of the Company (the “Board” or the “Board of Directors”), to serve until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified or until his or her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”) (a separate vote will be conducted with respect to approval of the resolution for each of the director-nominees);

3.
To elect Ido Nouberger as a member of the Board, to serve until the next annual meeting of shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law;

4.
To elect Nir Rotenberg as a member of the Board, to serve until the next annual meeting of shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law;

5.
To approve the Company’s Compensation Policy for officers and directors for an additional period of three years from the date of the Meeting, with certain changes thereto;

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm;

7.
To report on the business of the Company for the year ended December 31, 2022 and review the 2022 financial statements; and

8.
To act upon any other matters that may properly come before the Annual and Special General Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the attached proxy statement (the “Proxy Statement”) either enclosed herewith or made available by us, which we urge you to read in its entirety.
Our Board unanimously recommends that you vote “FOR” each of the above proposals.
Only holders of our ADSs and holders of our ordinary shares at the close of business on January 4, 2024 (the “Record Date”) will be entitled to notice of, and, in respect of holders of our ordinary shares, to vote at the Meeting, or any adjournment or postponement thereof.

This Notice of Annual Meeting, the Proxy Statement and a voting instruction form for holders of ADSs is being mailed to all holders of ADSs, and this Notice of Annual Meeting, the Proxy Statement and a form of voting ballot (a “Ballot”) for holders of ordinary shares is being made available to all holders of our ordinary shares on our website at https://www.shl-telemedicine.com/general-meeting and being furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K, in each case on or about December 28, 2023.
To be able to vote in the Meeting, holders of our ADSs will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and must complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form so that it will be received no later than the date and time indicated thereon in order for the ADSs represented by such voting instruction form to be qualified to participate in the Meeting. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. Holders of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.
Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on the sole agenda item for the Meeting may do so by submitting a written statement (a “Shareholder Statement”) to the Company’s Chief Financial Officer at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, no later than ten (10) days prior to the Meeting. If the Company chooses to issue a response to such Shareholder Statement, it will do so no later than five (5) days prior to the Meeting. Any Shareholder Statement or Company response will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC, and will be made available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov.
Any Shareholder Statement must be written in a clear and simple language and include no more than 500 words per subject matter. It must set forth the identity of the shareholder submitting such statement, as well as such shareholder’s percentage interest in the Company. A shareholder that is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement that acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agendas shall state that in the Shareholder Statement and describe such arrangements and the identity of the other applicable shareholders. Any shareholder (as well as any shareholder acting in concert with such shareholder) having a personal benefit or other interest in any matter on the agenda must describe the nature of such personal benefit or other interest.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and the Proxy Statement, if you hold ADSs (whether registered in your name or in “street name”), you are urged to promptly complete, date and sign the voting instruction form you will receive from The Bank of New York Mellon or from your bank, broker or other nominee and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon. If you hold ordinary shares, you are urged to promptly complete, date and sign a proxy or the Ballot and return it in the manner described above. Return of your voting instruction from, proxy or Ballot (as applicable) does not deprive you of your right to revoke such voting instruction form, proxy or the Ballot (as applicable) or, in the case of holders of our ordinary shares, to attend the Meeting and vote your ordinary shares in person.
By Order of the Board of Directors,
/s/ Yariv Alroy

Yariv Alroy
Co-Chairman of the Board of Directors
Tel Aviv, Israel
December 28, 2023

SHL TELEMEDICINE LTD.
Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel
Tel: +972-9-972-3-561-2212
PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
ABOUT THE ANNUAL GENERAL MEETING
Q:
When and where is the Annual General Meeting of Shareholders being held?

A:
The Meeting will be held on Thursday, February 8, 2024, at 5:00 p.m. Israel time, at our offices at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

Q:
Who can attend the Meeting?

A:
Holders of our ordinary shares may attend. Holders of our ADSs may attend the Meeting only by first surrendering the applicable ADSs and withdrawing the ordinary shares underlying such ADSs. Current proof of ownership of the Ordinary Shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting.

Q:
Who is entitled to vote?

A:
Only shareholders at the close of business on January 4, 2024, the Record Date for the Meeting, are entitled to vote at the Meeting. Joint holders of shares should note that, pursuant to Article 26(d) of the Company’s Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES
Q:
How do I vote?

A:
Shareholders holding ADSs.   Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction from at your earliest convenience so that it will be received no later than the date and time indicated thereon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions.

Shareholders holding ordinary shares.   To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with Computershare, by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. Member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.
Q:
Does SHL recommend I vote in advance of the Meeting?

A:
Yes.   Even if you plan to attend the Meeting, SHL recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:
If I vote by voting instruction form, proxy or Ballot, can I change my vote or revoke my instructions?

A:
Yes.   You may change your instructions at any time prior to the Meeting. If you hold ADSs, you can revoke your voting instructions by filing with Bank of New York Mellon a written notice of revocation or a duly completed voting instruction form bearing a later date at any time before the deadline. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee prior to the applicable deadline. If you hold ordinary shares, you can provide a written notice of revocation or a duly completed proxy or Ballot bearing a later date prior to the applicable deadline for submitting a proxy or Ballot.

Q:
How are my votes cast when I submit a voting instruction form, proxy or Ballot?

A:
If you hold ADSs and submit a voting instruction form, under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon and the holders of the Company’s ADSs, The Bank of New York Mellon will endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to The Bank of New York Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for The Bank of New York Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from an ADS holder (whether held directly by a beneficial holder or in “street name”) with respect to any of the ordinary shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon will not vote or attempt to vote the shares represented by such ADSs.

If you hold ordinary shares, when you submit a Ballot, your shares will be voted at the Meeting as you have instructed. If you submit a proxy, you appoint Amir Hai (our Chief Financial Officer), or such other person designed by you, as your representative at the Meeting and your shares will be voted in accordance with the sole and absolute discretion of your representative.
Q:
What does it mean if I receive more than one voting instruction form?

A:
It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all voting instruction form to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT
THE ANNUAL GENERAL MEETING
Q:
What constitutes a quorum?

A:
To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least thirty-three and one/third percent (33-1∕3%) of the voting power of the Company.

Ordinary shares represented in person or by proxy (including ordinary shares held by The Bank of New York Mellon as the Depositary of the ADSs and voted in accordance with the instructions of holders of ADSs) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a voting instruction form but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.
Q:
What happens if a quorum is not present?

A:
If a quorum is not present within half an hour from the time appointed for the meeting, the Meeting will be adjourned to 5:30 p.m. Israel time on the same day, at the same place, and at such adjourned meeting any two shareholders will constitute a quorum.

Q:
How will votes be counted?

A:
Each outstanding ordinary share is entitled to one (1) vote, and each outstanding ADS is entitled to one (1) vote for each ordinary share represented thereby. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:
What are the requirements for approval of each of the proposals?

A:
Each of the proposed resolutions requires the affirmative vote of a simple majority of our ordinary shares cast in person or by proxy at the Meeting on the proposal (an “Ordinary Majority”). In addition, under Israeli law Proposal 5 requires, in addition to an Ordinary Majority, that either (1) a simple majority of shares voted at the Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 5.

Q:
How will my shares be voted if I do not provide instructions on the voting instruction form, proxy or Ballot (as applicable)?

A:
If you are a beneficial owner of ordinary shares and return your Ballot but do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Meeting but will be deemed to have abstained from any vote on any matter to be considered at the Meeting. If you are a holder of ordinary shares and submit a proxy, your shares will be voted in the sole and absolute discretion of your representative.

If you are a holder of ADSs (whether directly or in “street name”) and do not specify on your voting instruction form how you want to vote the shares underlying your ADSs or do not return your voting instruction form on or before the date established by Bank of New York Mellon for such purpose, Bank of New York Mellon will not vote or attempt to vote the shares represented by your ADSs.
HOW TO FIND VOTING RESULTS
Q:
Where do I find the voting results of the Annual General Meeting?

A:
We plan to announce preliminary voting results at the Meeting and to report the final voting results following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES
Q:
Who will bear the costs of solicitation of proxies and voting instruction forms for the Annual General Meeting?

A:
The Company will bear the costs of solicitation of proxies and voting instruction forms for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies and voting instruction forms from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS
Copies of the Notice of the Annual General Meeting, this Proxy Statement, the voting instruction form and the Ballot are available at the “Investors” portion of our website at https://www.shl-telemedicine.com/general-meeting/. The contents of that website are not a part of this Proxy Statement.
SHARES OUTSTANDING
As of December 26, 2023, we had 16,392,754 ordinary shares outstanding (which includes ordinary shares underlying the ADSs outstanding as of such date). SIX SIS AG acts as a nominee on behalf of any person registered in the share register maintained by Computershare with respect to shares traded on the SIX Swiss Exchange Ltd. (the “SIX”), and Computershare serves as the share register for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 26, 2023, by each person known by us to beneficially own more than 3% of the outstanding ordinary shares in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares.
In respect of each person known to us to beneficially own more than 3% of the outstanding ordinary shares, the FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1∕3%, 50% or 66 2∕3% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of December 26, 2023, to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,392,754 ordinary shares issued and outstanding as of December 26, 2023 (which includes ordinary shares underlying the ADSs outstanding as of such date). Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not reflect other purchase or sale positions (in terms of derivatives such as call or put options).
Identity of Person or Group	Amount Owned	Share Options Current	Percent of Class
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China)(1)	5,969,413		36.4%
More Provident Funds (Ramat Gan, Israel)	1,812,525		11.1%
Value Base Group (Tel Aviv, Israel)(2)	1,406,236(3)		8.6%
Yariv Alroy (Herzliya, Israel)	801,456	250,000	6.3%
Danbar Finance Ltd. (Tel Aviv, Israel)(4)	802,426(5)		4.9%
Sphera Funds Management (Tel Aviv, Israel)	632,256(6)		3.9%

(1)
Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base Ltd. (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel) and Victor Shamrich (Tel Aviv, Israel).

(3)
Based on the Schedule 13D filed by Value Base Group with the SEC on December 21, 2023.

(4)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Danbar Finance Ltd. (94 Yigal Alon Street, Tel Aviv, Israel), Matan Wulkan (94 Yigal Alon Street, Tel Aviv, Israel) and Nir Rotenberg (94 Yigal Alon Street, Tel Aviv, Israel).

(5)
Based on the Schedule 13D filed by Danbar Finance Ltd. with the SEC on December 26, 2023.

(6)
Based on the Form 13F-HR filed by Sphera Funds Management with the SEC on November 14, 2023.

MATTERS SUBMITTED TO SHAREHOLDERS BY OUR BOARD
PROPOSAL 1
AMENDMENT OF ARTICLES OF ASSOCIATION
Background
Article 32 of our Amended and Restated Articles of Association (“Article 32”) currently provides that our Board shall consist of not less than three and not more than nine directors. We are proposing to amend Article 32 to increase the maximum number of directors who can serve at any one time from nine to ten in order to provide us greater flexibility to add additional directors to the Board. Specifically, we are proposing to amend Article 32 as follows (additions are underlined, deletions are struck through):
“32. Number of Directors
Until otherwise determined by resolution of the company’s shareholders, the Board of Directors shall consist of not less than three (3) nor more than ~~nine (9)~~ ten (10) Directors, including two (2) Independent Directors.”
Proposed Resolution
You are requested to adopt the following resolution:
“1. RESOLVED, to amend Article 32 of the Company’s Amended and Restated Articles of Association to increase the maximum number of directors who can serve on the Board at any one time from nine (9) to ten (10), with such changes thereto as described in Proposal 1 of the Proxy Statement.”
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.
PROPOSAL 2
REELECTION OF SIX CURRENT DIRECTORS
Background
Our Board currently consists of six directors and two external directors.
At each annual meeting of our shareholders, our directors (other than our external directors, who are elected for terms of three years each) are elected or reelected for a term of office that expires at the next annual meeting following such election or reelection.
Each of our current director-nominees (as listed below) has consented to being named in this Proxy Statement and to serve if elected and has advised us that he or she has the qualifications and time required for the performance of his or her duties as a director, and that there are no legal restrictions preventing him or her from assuming such office. Our two external directors, Yehoshua (Shuki) Abramovich and Dvora Kimhi, have terms expiring on June 28, 2026, and December 8, 2024, respectively, and they are not up for reelection at the Meeting.
Current Director-Nominees
Mr. Yariv Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Yariv Alroy served as the Company’s Co-CEO from 2000 to January 15, 2016. He previously served as managing director of SHL Telemedicine International Ltd from 1997 to 2000 and Chief Operating Officer of the Company from 1993 to 1997. He also previously served as a Member of the Board of the Company between 2001 and 2006, and between 2010 and 2014. Before joining the Company, Mr. Yariv Alroy worked for a leading Israeli law firm from 1989 to 1993, with his last position being senior partner. Since 2016 he has been an investor and a businessman and serves as a Board Member of Duke Robotics Inc., a reporting U.S. corporation. He holds an LL.B. from Tel Aviv University, Israel.
Mr. Ehud Barak has served on the SHL board of directors as Co-Chairman since August 11, 2022. Mr. Barak also currently serves on the board of four other Israeli companies: INTERCURE Ltd. (TASE, TSX: INCR), Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defense Forces (the “IDF”), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University.
Mr. David Salton joined the Board of Directors of SHL as a non-executive Director in May 2021. From October 2020, Mr. Salton holds the position of President, Chief Executive Officer and Board Member of Virility Medical, a startup company developing consumer medical devices. Prior to that, for 10 years he served as the CEO of Dentack Implants, a medical device company in the dental field. Mr. Salton also served as CEO of DCL Technologies Ltd., an investment company, and Deputy General Manager of Leumi Partners, a leading Israeli Corporate Governance 26 Investment Bank. Mr. Salton also served as CEO of several private biotech and healthcare companies, and as board member of several publicly traded companies. He currently serves as an independent director of InterCure Ltd. (TASE, TSX: INCR) and ARAN Ltd. (TASE: ARAN) and as an independent director of Giza Underwriting Ltd, a public non-listed Israeli company. David Salton holds a B.Sc., Economics & Management degree from Technion — Israel Institute of Technology, Faculty of Industrial Engineering & Management.
Mr. Erez Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Erez Alroy served in various executive positions in SHL since its inception, and as its Co-CEO from 2000 to January 2015 and as a director from 2008 to 2014 and from 2016 to 2017. He is currently active in various investments and is a board member in Nano-X imaging Ltd. (Nasdaq: NNOX) and Ayelet, the Israeli Federation for non-Olympic Sport. Mr. Erez Alroy holds an MBA from the Hebrew University in Jerusalem.
Prof. Amir Lerman joined the Board of Directors of SHL as a nonexecutive Director in 2016. Prof. Lerman is the Vice-Chair, Cardiovascular Department and the Director of the Cardiovascular Research Center at the Mayo Clinic in Rochester (USA) since 2010. He is also the Program Director for vascular and valve, Center for Regenerative Medicine at the Mayo Clinic, since 2012. In addition, Prof. Lerman serves as the Director of the Mayo- Israeli startup company initiative as well as a faculty member at the Mirage Institute: US-Israel innovation bridge business leadership program, since 2009, in addition to various other positions held at the Mayo Clinic. Prof. Lerman also holds an appointment as Professor of Medicine at the Mayo Medical School since 2001. Prof. Lerman graduated from the Technion school of Medicine in Haifa Israel in 1985 and completed his training in internal medicine, cardiovascular diseases and invasive cardiology at the Mayo Clinic in 1994. Prof. Lerman published more than 500 manuscripts, book chapters and reviews; the NIH, AHA, and several foundations support his research.
Mr. Erez Nachtomy joined the Board of Directors of SHL as a non-executive Director in December 2018 and became an executive director following his nomination as the Company’s CEO, since May 2020. From 1989 until 2001, Mr. Nachtomy practiced law at a leading Israeli law firm — Weksler, Bregman & Co., becoming a partner in the firm in 1994 and later on promoted to a senior partner. In March 2001, he joined the executive team of SHL, as Vice President, and from January 2005 to December 2016 he served as Executive Vice President of the Company. Since 2017 he is an investor and a businessman specializing in strategic planning, M&A transactions, and capital raising and business development. He serves as a Board Member and officer of UAS Drone Corp., a reporting U.S. corporation. Mr. Nachtomy holds an LL.B. from Tel Aviv University, Israel, and he is a member of the Israeli Bar.
Each current director-nominee elected at the Meeting will serve until the next annual meeting of our shareholders and until his or her respective successor has been duly elected and qualified or until his or her office is vacated in accordance with our Articles of Association or the Israel Companies Law. If each of our current director-nominees is reelected pursuant to this Proposal 2 and if each of Proposals 3 and 4 below (the election of Ido Nouberger and Nir Rotenberg, respectively, as directors) is approved, this will result in our having ten directors (including our two current external directors). If Proposal 1 (approval of the amendment of our Articles) is not approved, this number will exceed the maximum number (nine) permitted under our current Articles of Association. In such case we will act in accordance with Article 33(c) of our Articles of Association, which provides that in such an event those candidates who receive the higher number of votes will be elected.
Proposed Resolutions
You are requested to adopt the following resolutions:
“2.a. “RESOLVED, that Mr. Yariv Alroy be reelected as a director, to serve until the next annual meeting of shareholders”;
“2.b. RESOLVED, that Mr. Ehud Barak be reelected as a director, to serve until the next annual meeting of shareholders”;
“2.c. RESOLVED, that Mr. David Salton be reelected as a director, to serve until the next annual meeting of shareholders”;
“2.d. RESOLVED, that Mr. Erez Alroy be reelected as a director, to serve until the next annual meeting of shareholders”;
“2.e. RESOLVED, that Prof. Amir Lerman be reelected as a director, to serve until the next annual meeting of shareholders”; and
“2.f. RESOLVED, that Mr. Erez Nachtomy be reelected as a director, to serve until the next annual meeting of shareholders.”
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt each of the resolutions.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF EACH OF THE FOREGOING RESOLUTIONS.
Continuing Directors
Yehoshua (Shuky) Abramovich joined the Board of Directors of SHL as a non-executive Director/Independent (external) Director in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of IMed Infinity Medical, chairman of Atrade, member of the board of directors and chairman of the investment committee of I.D.I. Insurance Company, a member of the board of directors of each of the public companies Brimag Digital, Modiin Energy and GoTo, and as a director in other high-tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance, one of Israel’s largest financial institutions, which provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal Group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel Aviv Stock Exchange until

September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has a B.A. in Economics & Business Management and an M.B.A. from Tel Aviv University.
Ms. Dvora Kimhi joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director in December 2018. She also served as a non-executive Independent (external) Director in the Company from 2010 to 2014 and as a non-executive director from 2001 to 2007. Since 2002 and as of the date hereof, Ms. Kimhi serves as Vice President for regulatory and legal affairs with Channel 10. Prior to this, Ms. Kimhi served as Chief Legal Advisor to Ananey Communications Ltd., Noga Communications and the Israeli Educational Television. Ms. Kimhi served as independent director on the board of directors of Ananey communications from 2007 until 2012, and also serves on the board of directors of Kol Hayyam Hadrom Ltd., an Israel radio station. Ms. Kimhi is a member of the Israeli Bar, holds an LL.B. from Tel Aviv University and has specialized in contract law and communication regulation.
PROPOSAL 3
ELECTION OF IDO NOUBERGER AS A DIRECTOR
Background
On December 14, 2023, we received a letter from Value Base Ltd., a private investment group located in Israel (“Value Base”), which together with its subsidiaries and its controlling shareholders Ido Nouberger and Victor Shamrich currently holds approximately 8.6% of our issued and outstanding ordinary shares (as described above under “Security Ownership of Certain Beneficial Owners and Management”). In such letter, Value Base requested that we nominate Ido Nouberger, the CEO of Value Base and the chairman of the board or a member of the board of its various subsidiaries, for election as a member of our Board. For a description of Mr. Nouberger’s background and experience, please see below under “Director Nominee”. Under the Israel Companies Law, any shareholder that holds at least 1% of a company’s outstanding voting power may nominate a candidate to be elected as a director at such company’s annual general meeting. In addition, pursuant to Article 33(b) of our Articles of Association, any shareholder desiring to propose a candidate for election to the Board must, as a condition to such proposal being considered, advise us of the identity of such candidate at least two (2) weeks prior to the date of the general meeting at which such resolution is to be considered. Since Value Base satisfied the requirements under the Israel Companies Law and Article 33(b) of our Articles of Association discussed above, it has the right to nominate Mr. Nouberger for election to our Board.
Our Board of Directors considered Mr. Nouberger’s experience, skills and qualifications, and believe he would be a valuable addition to our Board. Mr. Nouberger has significant experience in senior management roles at Value Base and as CEO and director of various Israeli companies and possesses expertise in finance and capital markets.
Mr. Nouberger has consented to being named in this Proxy Statement and to serve if elected and has advised us that he has the qualifications and time required for the performance of his or her duties as a director, and that there are no legal restrictions preventing him or her from assuming such office.
Director Nominee
Mr. Ido Nouberger has served as the CEO of Value Base since its inception in 2013. He also holds the position of chairman of the board or board member of Value Base’s various subsidiaries. Prior to that, he served as CEO and a director or various Israeli companies. Mr. Nouberger holds a M.A. and B.A, both in economics, from Tel Aviv University.
If elected at the Meeting, Mr. Nouberger will serve until the next annual meeting of our shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Please see Proposal 2 above for a discussion of what would occur if Proposal 1 (approval of the amendment of our Articles) is not approved and all of the director-nominees are elected at the Meeting.

Proposed Resolution
You are requested to adopt the following resolution:
“3. “RESOLVED, that Mr. Ido Nouberger be elected as a director, to serve until the next annual meeting of shareholders”.
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt the resolution.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.
PROPOSAL 4
ELECTION OF NIR ROTENBERG AS A DIRECTOR
Background
On December 6, 2023, we received a letter from Danbar Finance Ltd., a private investment group located in Israel (“Danbar”), which currently holds approximately 4.6% of our issued and outstanding ordinary shares (as described above under “Security Ownership of Certain Beneficial Owners and Management”). In such letter, Danbar requested that we nominate Nir Rotenberg, the Chairman of the Board of Danbar, for election as a member of our Board. For a description of Mr. Rotenberg’s background and experience, please see below under “Director Nominee”. Under the Israel Companies Law, any shareholder that holds at least 1% of a company’s outstanding voting power may nominate a candidate to be elected as a director at such company’s annual general meeting. In addition, pursuant to Article 33(b) of our Articles of Association, any shareholder desiring to propose a candidate for election to the Board must, as a condition to such proposal being considered, advise us of the identity of such candidate at least two (2) weeks prior to the date of the general meeting at which such resolution is to be considered. Since Danbar satisfied the requirements under the Israel Companies Law and Article 33(b) of our Articles of Association discussed above, it has the right to nominate Mr. Rotenberg for election to our Board.
Our Board of Directors considered Mr. Rotenberg’s experience, skills and qualifications, and believe he would be a valuable addition to our Board. Mr. Rotenberg has served on the board of directors of other public companies and has significant business and financial experience and expertise.
Mr. Rotenberg has consented to being named in this Proxy Statement and to serve if elected and has advised us that he has the qualifications and time required for the performance of his or her duties as a director, and that there are no legal restrictions preventing him or her from assuming such office.
Director Nominee
Mr. Nir Rotenberg is the Chairman of the Board of Danbar Finance Ltd., a private investment group, and has served there as a director and partner since 2000. Prior to that, he served as a manager and director of certain public companies in the Danbar group of companies from 1994 until 2000 and from 1990-1993 served as chief investment officer in Migdal Insurance Company. Mr. Rotenberg holds a M.B.A in business management and B.A in economics from Tel Aviv University.
If elected at the Meeting, Mr. Rotenberg will serve until the next annual meeting of our shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Please see Proposal 2 above for a discussion of what would occur if Proposal 1 (approval of the amendment of our Articles) is not approved and all of the director-nominees are elected at the Meeting.
Proposed Resolution
You are requested to adopt the following resolution:

“4. “RESOLVED, that Mr. Nir Rotenberg be elected as a director, to serve until the next annual meeting of shareholders”.
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt the resolution.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.
PROPOSAL 5
APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR OFFICERS AND DIRECTORS
Background
On September 21, 2020, our shareholders approved our Compensation Policy for directors and officers, and approved amendments thereto at the special general meetings of our shareholders held on March 1, 2021, and August 11, 2022. Recently, our compensation committee and Board approved, subject to shareholder approval, the approval of our Compensation Policy for an additional period of three years from the date of the Meeting, with certain changes thereto to include the adoption of a separate “clawback policy” attached as Annex A to the Compensation Policy. The clawback policy would require the return of incentive compensation paid to executive officers in the case of certain restatements of the Company’s financial statements under the terms and conditions required by the Nasdaq Stock Market. On February 22, 2023, Nasdaq proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Rule 10D-1 under the U.S. Securities and Exchange Act of 1934, as amended. The proposed clawback policy would comply with the requirements of Nasdaq.
Aside from the proposed change, our compensation committee and Board did not identify any other necessary amendments to our Compensation Policy.
This summary is qualified in its entirety by reference to the Compensation Policy, as amended. We recommend that you review the Compensation Policy, as amended, in its entirety, a copy of which is attached to this Proxy Statement as Appendix A.
Proposed Resolution
You are requested to adopt the following resolution:
“5. RESOLVED, to approve the Company’s Compensation Policy for officers and directors for an additional period of three years from the date of the Annual General Meeting, with such changes thereto as described in Proposal 5 of the Proxy Statement.”
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt this resolution, provided that either:
1.
a simple majority of shares voted at the Annual Meeting excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

Under the Israel Companies Law, the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.
Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that submitting the voting instruction form, Ballot or a proxy will not create a personal interest. To avoid confusion, in the voting instruction form and the Ballot we refer to such a personal interest as a “personal benefit or other interest.”
The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Each of the voting instruction form and the Ballot includes a box you can mark to confirm that you are not a “Controlling Shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.
According to the Israel Companies Law, even if the shareholders do not approve the Compensation Policy, the compensation committee and the Board may thereafter approve the proposal, provided that they have determined, based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.
PROPOSAL 6
REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Background
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the year ended December 31, 2022. At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2023, and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services. Representatives of Kost Forer Gabbay & Kasierer are not expected to be present at the Meeting and are not expected to be available to respond to questions, and will not have the opportunity to make a statement.
We have been advised by Kost Forer Gabbay & Kasierer that it is an independent registered public accounting firm with the PCAOB, and complies with the auditing, quality control and independence standards and rules of the PCAOB.
In executing its responsibilities, the audit committee engages in an annual evaluation of Kost Forer Gabbay & Kasierer’s qualifications, performance and independence, and considers whether continued retention of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accounting firm is in the best interest of the Company. The audit committee is also involved in the selection of Kost Forer Gabbay & Kasierer’s lead engagement partner. In accordance with SEC rules and Kost Forer Gabbay & Kasierer policies the firm’s lead engagement partner rotates every five years. In assessing independence, the audit committee reviews the fees paid, including those related to non-audit services. As a result of its evaluation of Kost Forer Gabbay & Kasierer’s qualifications, performance and independence, the Audit Committee and the Board of Directors believe that the continued retention of Kost Forer Gabbay & Kasierer to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2023, is in the best interests of the Company and its shareholders. While the audit committee retains Kost Forer Gabbay & Kasierer as our independent registered public accounting firm, the Board of Directors is submitting the selection of Kost Forer Gabbay & Kasierer to the shareholders for reappointment upon the recommendation to do so by the audit committee.
Information on fees paid to the Company’s independent registered public accounting firm and our audit committee’s policy to pre-approve all audit and non-audit services provided by our independent registered public accounting firm may be found in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2022, filed with the SEC on May 15, 2023.
Proposed Resolution
You are requested to adopt the following resolution:
“6. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”
Vote Required
The affirmative vote of an Ordinary Majority is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.
PROPOSALS OF SHAREHOLDERS
Shareholder Proposals for the Annual General Meeting
Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that the Board find such proposal to be appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: Ashdar Building — 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than seven (7) days from the date of the Notice of the Annual General Meeting. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than fourteen (14) days from the date of the Notice of the Annual General Meeting in a press release or a Current Report on Form 6-K furnished to the SEC.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described herein.
ADDITIONAL INFORMATION
Our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2022, filed with the SEC on May 15, 2023, is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investors section of our website at www.shl-telemedicine.com. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.shl-telemedicine.com.
We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.
By Order of the Board of Directors,
/s/ Yariv Alroy

Yariv Alroy
Co-Chairman of the Board of Directors
December 28, 2023

Appendix A
SHL TELEMEDICINE LTD.
Compensation Policy for Executive Officers and Directors
1.
Objectives

This document sets forth the compensation policy for Executive Officers and Directors of SHL Telemedicine Ltd. (the “Company”), in accordance with the requirements of the Companies Law (as such terms are defined below):
1.1.
Several main principles and objectives form the basis of the compensation policy: (a) To promote the Company’s mission, long term goals and targets; (b) To create appropriate incentives for the Company’s officers with the aim of aligning such Officers’ compensation with the Company’s mission and goals, taking into account, inter alia, the Company’s risk management policy; (c) To adapt a compensation package combination that matches the size of the Company and the nature of its activities; and (d) To comply with the provisions of the Law by compensating those eligible pursuant to the Compensation Policy, based on their efforts and contribution to the development of the Company’s business and to the promotion of its goals, in the short and long term.

1.2.
The Compensation Policy shall be at all times subject to any applicable law.

2.
Definitions

SHL or the Company	SHL Telemedicine Ltd.
Group	The Company and its subsidiaries and affiliates
Companies Law	Companies Law 5759- 1999 as in effect from time to time.
Board	The board of directors of the Company.
Director	Member of the Board.
Compensation Committee	The compensation committee of the Company as duly appointed from time to time in accordance with applicable law.
CEO	Chief Executive Officer of the Company.
VP	A chief business manager, a deputy general manager, vice general manager, any person who holds such position in the Company even if such person holds a different title and any other manager/officer in the Company who reports directly to the CEO.
Executive Officers	CEO and VPs.
Officers	As such term is determined under the Companies Law.
Base Salary	Fixed gross monthly salary in exchange for the work of the Executive Officer.
Management Fees
Fixed monthly payment in exchange for services provided by an Officer through a management or consulting contract against a proper invoice.
For the purpose of the Compensation Policy, the Base Salary of such Officer shall be:
a.
Deemed to be equal to 70% of the total monthly consideration paid for his services, under such invoice, excluding VAT. Or;

b.
For Officers whose company car tax liability is grossed up and paid by the Company, shall be deemed to be equal to 70% of the total monthly consideration paid for his services, under such invoice, excluding VAT.

Employee Benefits	The compensation of each Executive Officer who is an employee of the Company may include additional benefits such as social benefits, severance payment, pension insurance, managers insurance, or study fund, subject to applicable law. The compensation of Executive Officers (whether employees or service providers) may also include fringe benefits such as medical insurance, car allowance, mobile phone allowance and reimbursement for other expenses incurred for the purpose of carrying out his or her duties, with or without grossing up of such benefits, all in accordance with applicable law and Company’s policies as in effect from time to time, and all subject to this Compensation Policy.

3.
Term and Applicability of Compensation Policy

3.1.
This Compensation Policy Shall apply only to Officers of the Company and shall be in force for a period of 3 years from the date the Compensation Policy is duly approved. The Company has the right to change the Compensation Policy, at any time, in accordance with the provisions of applicable law.

3.2.
It is hereby emphasized, that none of the provisions in this Compensation Policy is intended to provide any rights or remedies to any of the Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Officer or employee or any third party on his or her behalf may make any claim and/or demand against the Company, any of its office holders or employees or any subsidiary or affiliate thereof or of its shareholders, based on the guidelines set forth herein.

4.
Supervision and Control of Compensation Policy

4.1.
The Board of Directors is in charge of the implementation of the Compensation Policy including the authority to interpret the provisions thereof.

4.2.
The Compensation Committee shall examine the application of the Compensation Policy, from time to time, and at the latest each year, and recommend any changes, to the extent necessary, to the Board.

4.3.
The Compensation Committee shall evaluate annually the performance of each of the Executive Officers and shall review at least annually the Executive Officers’ personal compensation programs in light of the Company’s goals and objectives with respect to such programs, and recommend any changes to the Board.

5.
General Parameters for Examining the Compensation Terms

In general, the compensation terms for Officers shall be examined, while taking into consideration, inter alia, the following parameters:
5.1.1.
The education, qualifications, expertise, seniority (in the Company in particular, and in the Officer’s profession in general), professional experience and achievements of the Officer;

5.1.2.
The Officer’s position, and his previous agreements with the Company;

5.1.3.
The Officer’s contribution to the Company’s business, profits and stability;

5.1.4.
The degree of responsibility imposed on the Officer; The Company’s need to retain officers who have skills, know-how or unique expertise;

5.1.5.
The Company’s global nature;

5.1.6.
The ratio between the Officer’s employment terms and conditions and other Company employees and/or contract workers employed by the Company and in particular the ratio between such

Officer’s compensation to the average wage and the median wage in the Company and the impact of the differences on labor relations in the Company.
6.
Compensation Program

The Company shall be entitled to grant to its Officers a compensation program which may include all or some of the following elements as set forth in this Compensation Policy: Fixed Compensation, Annual Cash Bonus, Share-Based Compensation, Special Bonus, insurance, exemption, indemnification, and Retirement Terms, as such terms are defined below.
7.
Fixed Compensation

7.1.
Directors’ compensation

The compensation of the Directors shall be subject to the limitations as set in this Compensation Policy. Unless otherwise set forth herein, the remuneration of the Directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (“Compensation of Directors Regulations”).
Notwithstanding anything to the contrary contained herein, an active chairman of the Board (the “Chairman”) who takes on increased duties on behalf the Company shall receive a compensation in recognition of such increased duties (i.e. a separate compensation in lieu of the remuneration of the Directors are entitled to in accordance with the Compensation of Directors Regulations) (the “Chairman’s Fixed Compensation”), as long as such person is an active chairman and provided that the Chairman’s Fixed Compensation shall not exceed the sum of NIS 780,000 per annum (employer’s cost). The Chairman’s Fixed Compensation will be paid to the Chairman either as an employee of the Company or against an invoice, at the Chairman’s sole discretion. In the event that there is more than one chairman, the compensation limitation of the Chairman’s Fixed Compensation set forth above, shall apply to each chairman separately.
The Chairman may receive a transaction bonus due to a significant or strategic transaction initiated by the Chairman, or significant or strategic transaction that the Chairman was involved in, in an amount equal to twice of the chairman’s monthly fixed compensation. In no event shall the transaction bonuses exceed in any given calendar year the sum equal to 8 times the Chairman’s monthly fixed compensation.
In addition, the Chairman may receive a special bonus due to a Full Exit Event in an amount up to 2.5% of the consideration paid in such an event. For purposes of this paragraph, a “Full Exit Event” means: a sale of all the Company’s shares or a full merger of the company into another entity in consideration of shares and/or cash in the other entity (instead of the Company’s shares), or a sale of all or substantially all the Company’s assets.
Notwithstanding the Compensation of Directors Regulations, the Company shall be entitled to pay a participation remuneration to Directors for meetings via electronic means at the same rate as the remuneration it pays for physical meetings (subject to any applicable law). In addition to the above, the Company will reimburse or cover its Directors for expenses (including travel expenses) incurred in connection with Board and committee meetings or performing other services for the Company in their capacity as Directors, in accordance with Company policy as in effect from time to time, and subject to applicable law. For the avoidance of doubt, the foregoing will not be applicable with respect to the Chairman who receives the Chairman’s Compensation.
7.2.   Directors (including the Chairman) may also be eligible to a Share-Base Compensation as hereinafter defined. Executive Officers
7.2.1.
The Base Salary of each Executive Officer, whether paid as Salary or as Management Fees, shall be determined based on a variety of considerations including the parameters specified in Section 5 above and including the following considerations:

•
Competitiveness — the Base Salary of Executive Officers will be evaluated, if required by the Compensation Committee, by conducting external benchmarking using a defined peer group, selected based on such factors, among others, as Company’s size, global footprint, nature of activities and competitors of similar talent.
•
Internal fairness — the variation in the relative Base Salary among Executive Officers should reflect the differences in position, education, scope of responsibilities, location, previous experience in similar roles and contribution to attainment of the Company’s goals.

7.2.2.
The Fixed Compensation of Executive Officers may include Employee Benefits as defined above, at least in compliance with mandatory benefits under applicable laws.

7.2.3.
A Non-Material Amendment to the compensation components of the VPs, shall require only the approval of the CEO, provided that such amendments do not exceed from the restrictions and the provisions of the Compensation Policy of the Company; for this matter, “Non Material Amendment” shall mean, a change of up to 10% of the total cost of all of the officer’s compensation components as approved by the Compensation Committee and the Board. Such amendments, if preformed, shall be reported to the Compensation Committee.

7.2.4.
The criteria for “Non Material Amendment”, as mentioned in section 7.2.3 above, shall apply, mutatis mutandis, also in relation to a Non Material Amendment of the CEO’s compensation components, in regard to the provisions of section 272(d) to the Companies Law.

8.
Annual Cash Bonus

The cash bonuses aim to ensure that the Executive Officers are aligned in reaching the Company’s goals.
8.1.
Terms and General Conditions

Executive Officers may be entitled to a cash bonus in accordance with an Annual Bonus Plan (the “Annual Bonus Plan”). The Annual Bonus Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company’s annual and long term goals while focusing, inter alia, on individual goals that will be defined for each of the Executive Officers. The Annual Bonus Plan may include rules for eligibility in case the Executive Officer serves for only part of the relevant year.
The Compensation Committee and the Board shall have the full discretion to determine the amount of the bonus payout, if any, of any and all Executive Officer(s) in any given year, up to the Maximum Amounts set forth below, and may also reduce such bonuses. For avoidance of doubt, the actual grant of bonuses shall be approved pursuant to applicable law.
Annual bonus payout to Executive Officers may be calculated by using financial metrics and/or measurable key performance indicators (“KPI”), as pre-determined by the Compensation Committee and the Board in the Annual Bonus Plan, and/or qualitative evaluation, as follows:
Group	Measurable KPI		Qualitative Evaluation
	Group / Company	Individual
CEO	80% – 100%		Up to 20%
VPs	Up to 100%	Up to 60%	Up to 20%

8.2.
Maximum Amount of the Annual Cash Bonus

The maximum amount of the Annual Cash Bonus for each of the following Executive Officers, shall be as follow:
•
CEO — Up to twelve (12) times of his or her Base Salary.

•
VP — Up to six (6) times of such VP’s Base Salary.

8.3.
KPIs:

8.3.1.
Hereunder is the general list of some, but not all of the eligible KPIs for the Annual Bonus Plan for the VP’s:

Group	Group \ Company	Individual
VPs	— Budget targets — Capital raise — Cash flow targets — Profit targets
 — Number of patients\subscribers
 — Meet objectives of product development
 — Gain new business
 — For creating new strategic & commercial collaborations.
 — Sales targets, including by geographical areas and\or from new products
 — Individual department budget

8.3.2.
Hereunder is the list of the eligible KPIs for the Annual Bonus Plan for the CEO. The KPIs for each year will be determined by the Compensation Committee and the Board in the Annual Bonus Plan and will be chosen only from the KPI’s list below. The weight of each KPI will be up to 50%:

Revenue;
Revenue from existing geographies (Israel and Germany);
Revenue from new geographies, new products or new business line;
EBITDA;
Operating free cash flow;
Net Profit;
Subscriber Israel;
Telehealth users;
Telehealth visits;
Major strategic impact (new major contract, new meaningful product/technology launching or purchasing, major international distribution agreement or partnership, M&A);
Chronic care tenders.
8.3.3.
The measurement of profit targets shall be based on the audited annual financial statements of the Company. For the purpose of calculating a profit target, revenue and expenses not involving cash flow and/or re-evaluation of assets will not be taken into account.

8.3.4.
The Annual Cash Bonus parameters will be determined by the Compensation Committee and the Board, taking into account the Company’s risk management policy.

8.3.5.
Entitlement of an Executive Officer to receive any Annual Bonus shall be conditioned upon the achievement of a minimal threshold of 80% of the target performance of each of his or her KPIs (the “Threshold”) or any other threshold determined in the Annual Bonus Plan. For avoidance of doubt, performance below the Threshold of a KPI shall not entitle such Executive Officer to any bonus payment with respect to such KPI; however, achievement of such Threshold of other KPIs of an Executive Officer may entitle same to a bonus payment with respect thereto. Performance above the Threshold may entitle the Executive Officer to a linear pro rata portion of the bonus set for such KPI or any other portion determined in the Annual Bonus Plan (up to the ceiling of the bonus allocated thereto, provided that the aggregate Annual Bonus paid to an Executive Officer shall not exceed the ceiling set forth hereinabove.

8.3.6.
Notwithstanding the above, the Compensation Committee and the Board may decide, at their sole discretion, to pay an Executive Officer annual bonus, even if KPIs were not determined in advance or in the event the Executive Officer did not achieve the KPIs determined, provided however, that the annual bonus shall not exceed three (3) times the Base Salary of that Executive Officer.

8.4.
Non-Measurable Criteria for the Bonus

The Compensation Committee and the Board will consider and approve this component, based, inter alia, on the recommendation and personal assessment given by the person or organ in charge of the Executive Officer, specifying the relevant reasons underlying the recommendation: The Executive Officer’s unique contribution to the Company:
•
Satisfaction with the Officer’s performance (including assessing the degree of involvement of the Executive Officer and devotion of efforts in the performance of his or her duties);

•
Assessing the Executive Officer’s ability to work in coordination and cooperation with other employees of the Company;

•
The Executive Officer’s contribution to appropriate control environment and ethical environment.

9.
Special Cash Bonus

In addition to the Annual Cash Bonus, under special circumstances, the Compensation Committee and the Board may determine that an Executive Officer is also entitled to other cash bonuses in recognition of a Significant Achievement such as: merger, significant acquisition, consolidation or acquisition of the Company with, by or into another corporation or entity; private placements to a strategic investor; public offering in a sum and a valuation predetermined by the Board:
“Significant Achievement” — for the purpose of this section means an increase of at least 20% of the Company’s equity or Company’s market value or Company’s annual revenue.
The total amount of Special Cash Bonuses awarded to an Executive Officer for any given calendar year may be up to six (6) times of the Base Salary of the CEO and three (3) times of the Base Salary of any other Executive Officer.
10.
Share-Based Compensation

The Company shall be entitled to grant its Officers: Options, Restricted Stock Units or any other share-based compensation (“Share-based Compensation”), pursuant to an equity or option plan as adopted or shall be adopted, from time to time, and subject to any applicable law.
The fair value of the Share-based Compensation shall be calculated, at the time of grant, in accordance with the method to be performed in in the Company’s financial statements (“Fair Value”).
10.1.
The Fair Value of the Share-based Compensation, shall not exceed the following for one year (i.e. the Fair Value of the Share Base Compensation at the time of the grant divided, linearly, to the number of the years until all the Share Based Compensation is vested):

•
For an Executive Officer — one and half (1.5) times such Executive Officer’s yearly Base Salary.

•
For the CEO — two and a half (2.5) times the CEO’s yearly Base Salary.

•
For all Directors as a group — the amount of US$800,000.

10.2.
The exercise price and any other terms of the grant will be determined by the Compensation Committee and the Board, as required by any applicable law. In any event, such exercise price shall be at least equal to the average Closing Price of the Company’s share during the thirty (30) trading day period preceding the date of such grant; provided that the Compensation Committee and the Board shall have the right to determine an exercise price different from the aforesaid and/or the Plan in exceptional cases and under special circumstances which shall be laid out in the Compensation Committee’s and Board’s respective decisions.

10.3.
Share-based Compensation, if granted, shall mature in installments or vesting periods (or depend on meeting milestones) which shall take into account the appropriate incentive, in light of the Company’s objectives in the years following the approval of the grant, and in any event the vesting shall be at a minimum of (i) first cliff after one year from the date of grant; and (ii) full vesting not earlier than thirty six (36) months from the date of an officer first grant.

10.4.
Notwithstanding anything to the contrary in this Compensation Policy, in the event of a Corporate Transaction (as such term is defined under the Company’s 2015 Executive and Key

Employee Share Option Plan, the “Plan”) or any option plan as in effect, from time to time, or in the event of termination by the Company of an Executive Officer (except for “cause”) in a Change of Control event (as hereinafter defined), subject to the recommendation and approval of the Compensation Committee (and subject to shareholder approval, if required under the Companies Law), the Board may authorize and approve the acceleration of all or any part of any unvested options outstanding immediately prior to the consummation of the Transaction.
11.
Insurance, Exemption and Indemnification

The Officers of the Company shall be entitled to benefit from the insurance, exemption and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. In the case of insurance, the maximum coverage per a claim and for a period of one year shall not exceed the sum of US$15,000,000 (fifteen million US Dollars).
12.
Retirement Terms

12.1.
Advance Notice

The advance notice period shall be determined individually with respect to each Executive Officer, and shall not exceed a period of six (6) months advance notice for the CEO and three (3) months periods for other Executive officers.
12.2.
Retirement Grant

An Executive Officer may become entitled to a retirement grant in the event of termination by the Company (except for “cause”), such grant to be examined in light of the period of service or employment of the Executive Officer in the Company, the terms of service, the Company’s performance during said period, the contribution of the Executive Officer to achieving the Company’s goals and its profitability, and the circumstances of retirement. The amount or value of such retirement grant shall not exceed an additional six (6) months for the CEO (provided he is not a controlling shareholder) and three (3) months for the Executive Officers, of Base Salary, all in addition to the Advance Notice.
12.3.
Retirement Grant in Case of Change of Control

Upon termination of service or employment by the Company (except for “cause”) of the CEO, or by the CEO (provided he is not a controlling shareholder) resulting from a Change of Control event, and during a six (6) months period following the closing date of such event, such terminated CEO may be entitled to an additional retirement grant of up to three (3) times of such CEO monthly Base Salary. Company may elect to pay such additional grant, to the extent approved, by acceleration of any future grants to the extent same exist under the employment agreement of any so eligible CEO. “Change of Control” — as such term is defined under the Israeli Companies Law.
13.
Claw Back

The Company has a policy that sets forth the circumstances and procedures under which the Company shall recover certain compensation from Executive Officers in the event of a material financial restatement. The compensation recovery policy is attached as Annex A to this Compensation Policy.

Annex A
SHL Telemedicine Ltd.
Nasdaq Compensation Recovery Policy
1.   Overview
This Policy sets forth the circumstances and procedures under which SHL Telemedicine (the “Company”) shall recover Erroneously Awarded Compensation from Covered Persons (as defined below) in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listing standards adopted by the Exchange. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 3 below.
2.   Compensation Recovery Requirement
In the event the Company is required to prepare a Material Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Material Financial Restatement.
3.   Definitions
a.
“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for a Material Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

b.
“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.

c.
“Board” means the Board of Directors of the Company.

d.
“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.

e.
A “Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of such person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

f.
“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs.
g.
“Exchange” means the Nasdaq Stock Market LLC.

h.
An “Executive Officer” means any person who served the Company in any of the following roles at any time during the performance period applicable to Incentive-Based Compensation such person received during service in such role: president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division, or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the Company. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.

i.
“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and share price and total shareholder return.

j.
“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by the Company or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights.

k.
A “Material Financial Restatement” means a restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

l.
“Restatement Date” means, with respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement.

4.   Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; (ii) recovery would cause the Company to violate a law of Israel that was adopted prior to November 28, 2022, and the Company obtains an opinion of Israeli counsel that recovery would result in a violation of such country’s law and provides the opinion to the Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.
5.   Tax Considerations
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount

Annex A-2

the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
6.   Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
a.
requiring reimbursement of cash Incentive-Based Compensation previously paid;

b.
seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

c.
cancelling or rescinding some or all outstanding vested or unvested equity-based awards;

d.
adjusting or withholding from unpaid compensation or other set-off;

e.
cancelling or offsetting against planned future grants of equity-based awards; and/or

f.
any other method permitted by applicable law or contract.

Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received, provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
7.   Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
8.   Policy Administration
This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.
9.   Compensation Recovery Repayments not Subject to Indemnification
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.

Annex A-3